

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2016

Matthew S. Kohnke
Chief Financial Officer
FreightCar America, Inc.
Two North Riverside Plaza, Suite 1300
Chicago, Illinois 60606

      Re: **FreightCar America, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 4, 2016
            File No. 000-51237

Dear Mr. Kohnke:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis

Results of Operations, page 21

1.   Please expand your discussion of gross profit and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, compensation, and any other significant components that would enable readers to understand your business better. For example, you state SG&A increased in 2015 due to third-party sales commissions, salaries and wages, incentive compensation and legal costs, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure